UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-35765

SPROTT PHYSICAL PLATINUM AND PALLADIUM TRUST
(Translation of registrant’s name into English)

Suite 2600, South Tower,
Royal Bank Plaza,
200 Bay Street,
Toronto, Ontario,
Canada M5J 2J1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐          Form 40-F ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is Amendment No. 1 to the Amended and Restated Sales Agreement by and among Sprott Physical Platinum and Palladium Trust (the “Trust”), Sprott Asset Management LP, and Cantor Fitzgerald & Co., Virtu Americas LLC and Virtu ITG Canada Corp.

Exhibit 99.1 is hereby incorporated by reference into the Trust’s registration statement on Form F-10 (File No. 333-287978), filed with the Securities and Exchange Commission on June 12, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPROTT PHYSICAL
PLATINUM AND PALLADIUM
TRUST
(Registrant)
By Sprott Asset Management GP Inc.,
as general partner of
the manager of the Registrant

	By:	/s/ Kevin Hibbert
Kevin Hibbert
Director

Dated: June 12, 2025